Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(Dollars in thousands)

	TMHC
	Year Ended December 31,
	2016		2015		2014		2013	2012
Net income (loss) from continuing operations before income taxes and minority interest	314,206		260,986		301,994		4,545	71,657
Income from equity method investees	(7,453)		(1,759)		(5,405)		(2,895)	(1,214)
(Income)/Loss from non-controlling interests - joint ventures	(1,294)		(1,681)		(1,648)		131	(28)
(Income) loss from continuing operations attributable to non-controlling interests - Principal Equityholders	(152,653)		(123,909)		(163,790)		1,442	—

Total earnings	152,806		133,637		131,151		3,223	70,415

Add/(deduct):
+ Fixed Charges	91,979		97,226		93,076		65,185	48,677
+ Amortization of Capitalized Interest	90,851		83,163		65,165		34,894	20,413
+ Distributed Income of Equity Method Investees	4,261		2,204		3,746		1,800	3,217
- Interest Capitalized	(88,345)		(93,431)		(88,782)		(60,769)	(46,340)

Earnings available for fixed charges	251,552		222,799		204,356		44,333	96,382

Fixed Charges:
Interest and other financial charges expensed and capitalized	88,345		93,431		88,782		61,582	46,340
Bond issue costs amortized	2,301		2,705		3,340		2,792	1,752
Interest factor attributed to rentals	1,333		1,090		955		811	585

Fixed Charges	91,979		97,226		93,076		65,185	48,677

Ratio of Earnings to Fixed Charges (1)	2.7	x	2.3	x	2.2	x	$(20,852)	2.0	x

(1)	For periods in which earnings before fixed charges were insufficient to cover fixed charges, the dollar amount of coverage deficiency, instead of the ratio, is disclosed.